FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   (Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
          For the transition period from:_____________ to ____________
                         Commission file number: 1-13754

                             THE ALLMERICA FINANCIAL
                             AGENTS' RETIREMENT PLAN
                            (Full title of the plan)

                         ALLMERICA FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

      Delaware                                                  04-3263626
 (State or other jurisdiction of                            (I.R.S. Employer
  incorporation or organization)                         Identification Number)

               440 Lincoln Street, Worcester, Massachusetts 01653
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (508) 855-1000
              (Registrant's telephone number, including area code)

        _________________________________________________________________
         (Former name,former address and former fiscal year, if changed since last report)

The Allmerica Financial
Agents' Retirement Plan
Financial Statements
and Additional Information
December 31, 2003 and 2002

The Allmerica Financial Agents' Retirement Plan
December 31, 2003 and 2002
--------------------------------------------------------------------------------



TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm................... 1
Statements of Net Assets Available for Benefits........................... 2
Statements of Changes in Net Assets Available for Benefits................ 3
Notes to Financial Statements............................................. 4-9




Additional Information*



Schedule H, line 4i - Schedule of Assets (Held At End of Year)............10-11














* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of The Allmerica Financial Agents' Retirement Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Agents' Retirement Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 6 to the financial statements, on June 22, 2004, the Board of Directors of First Allmerica Financial Life Insurance Company, the Sponsor of the Plan, voted to terminate the Plan.


Boston, MA
June 23, 2004

The Allmerica Financial Agents'Retirement Plan
Statements of Net Assets Available for Benefits
At December 31,
--------------------------------------------------------------------------------

                                                          2003               2002
                                                         ------             ------
Assets

Investments, at fair value:

  Non-affiliated mutual funds:
       Fidelity Advisor Equity Income Fund            $  7,490,730 *    $ 15,058,786
            Dreyfus Cash Management Plus Fund            5,905,727 *       7,635,641
            SSgA S&P 500 Index Fund                      4,311,296 *       9,335,946
            Putnam Vista Fund                            2,124,769 *       5,243,759
            Dreyfus Premier Core Bond Fund               2,101,767 *       5,604,367
            CRM Small Cap Value Fund                     1,775,030 *       4,223,438
            Alliance Bernstein Premier Growth
                Institutional Fund                       1,770,177 *       4,463,315
            TCW Galileo Small Cap Growth Fund              765,737         1,177,917
            MFS High-Income Fund                           261,488           390,149
            Berger International Core Fund                    -            5,184,238
                                                       -----------       -----------
                                                        26,506,721        58,317,556

  Allmerica Financial Corporation
     Stock Fund, at fair value:
            Allmerica Financial
              Corporation Stock                          1,857,274         2,926,352
              Cash and equivalents                          82,439           146,429
                                                       -----------       -----------
                                                         1,939,713 *       3,072,781

Investment with First Allmerica Financial Life
          Insurance Company, at contract value:
            Fixed Fund                                   3,607,260 *       6,905,989


Participant loans                                          182,815         2,606,097

Other assets                                                  -              160,842
                                                       -----------       -----------
                                                        32,236,509        71,063,265
                                                       -----------       -----------
Other receivables                                          127,996         1,055,472
                                                       -----------       -----------
Net assets available for benefits                     $ 32,364,505      $ 72,118,737
                                                       ===========       ===========


*Amount represents five percent or more of net assets available for benefits at December 31, 2003.





      The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents' Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,
-------------------------------------------------------------------------

                                                       2003                 2002
                                                      ------               ------
Investment income (loss):
  Net appreciation (depreciation) of:
      Non-affiliated mutual funds                $  5,135,030           $(14,907,004)
      Allmerica Financial Corporation
          Stock Fund                                3,106,412             (8,265,695)
  Interest and dividend income                        471,004              1,391,877
  Other gain (loss)                                   148,771                (83,154)
                                                  ------------           ------------
                                                    8,861,217            (21,863,976)
                                                  ------------           ------------

Contributions:
  Employer contributions                                 -                   914,523
  Participant contributions                              -                 3,084,337
                                                   ------------           ------------
                                                         -                 3,998,860
                                                  ------------           ------------

    Total investment gain (loss)
       and contributions                            8,861,217            (17,865,116)
                                                  ------------           ------------


Benefit payments                                  (48,615,449)            (5,908,674)
                                                  ------------           ------------

Net decrease during year                          (39,754,232)           (23,773,790)

Transfers into Plan                                     -                    202,916

Net assets available for benefits,
  beginning of year                                72,118,737             95,689,611
                                                  ------------           ------------

Net assets available for benefits,
  end of year                                    $ 32,364,505           $ 72,118,737
                                                  ============           ============






   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents' Retirement Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - Description of plan

The following description of The Allmerica Financial Agents' Retirement Plan (the "Plan") is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a defined contribution plan for certain common-law employees and insurance agents of First Allmerica Financial Life Insurance Company ("FAFLIC", "the Sponsor" or "the Company") and Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"). FAFLIC and AFLIAC are wholly-owned subsidiaries of Allmerica Financial Corporation ("AFC").

The Plan is administered by the Sponsor ("the Plan Administrator") and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan's recordkeeper is Hewitt Associates LLC. State Street Bank and Trust Company is the Trustee of the Plan and of the AFC Stock Fund. The Sponsor holds those assets invested in its Fixed Fund.

During 2002, the Sponsor adopted a restructuring plan related to its life insurance and annuity business. As a result of this initiative, all agent contracts were terminated as of December 31, 2002, which resulted in a partial termination of the Plan (see Note 4 - Plan partial termination).

On October 13, 2003, the Board of Directors of First Allmerica Financial Life Insurance Company voted to change its recordkeeper from Hewitt Associates LLC to Fidelity Management Trust Company, effective January 1, 2004. Additionally, the Board of Directors voted to appoint Fidelity Management Trust Company Trustee of the Plan, effective January 1, 2004. The Fixed Fund was liquidated at fair value effective January 1, 2004 upon the appointment of Fidelity Management Trust Company as the recordkeeper and Trustee. These funds were reinvested in other investment vehicles offered by the Plan.

Eligibility

Prior to the close of business on December 31, 2002, any eligible insurance agent was permitted to participate in the Plan on the first day of employment with the Company, as defined by the Plan document. Subsequent to that date, the Company no longer employed any eligible insurance agents (see Note 4 - Plan partial termination).

Employer contributions

For the 2002 Plan year, the plan allowed the employer to contribute a minimum contribution of 0.5% of the total eligible compensation paid all eligible participants during the year comprised of up to 2% as a 401(k) employer contribution, with the remainder comprised of an employer profit sharing contribution. Prior to January 1, 2002, the minimum contribution was 7% of the total eligible compensation paid all eligible participants. Participants were eligible to receive this contribution once they completed one year of service from the first of the quarter following their date of hire, and provided they were employed on December 31st. Based on the discretion of the Sponsor's Board of Directors, the Sponsor may have contributed more than the 0.5% contribution, subject to the established limitations under ERISA. Employer contributions were allocated to the same investment vehicles as the participant contributions. For the Plan year ended December 31, 2002, the Board elected to provide for a 3% contribution. This contribution was made to the Plan in March 2003. No contribution was made for the 2003 Plan year pursuant to the aforementioned provisions as a result of the Plan's partial termination (see Note 4 - Plan partial termination).

Reallocated forfeitures

Forfeitures of employer contributions related to nonvested terminated participants have been transferred to the Dreyfus Cash Management Plus Fund in 2003 and 2002. Balances forfeited prior to 2002 remain in this fund until such time that the Plan Administrator reallocates them to the remaining eligible participants of the Plan. At December 31, 2003 unallocated forfeitures of $1,181,832 were available for reallocation to the remaining eligible participants. In accordance with rules and procedures that have been approved by the IRS, these funds were reallocated in 2004. Beginning in 2001, the Board of Directors authorized the Plan to use forfeitures to reduce employer contributions. Forfeitures in the amount of $215,298 were used to reduce employer contributions in 2002. Forfeited amounts are allocated to the Plan's investment vehicles based upon the investment elections of each eligible participant. The other receivables represent interest attributed to prior year forfeited balances and reinstatement of forfeited balances.

Participant accounts

Due to the partial termination of the Plan (see Note 4 - Plan partial termination), participants in the Plan were not eligible to make 401(k) contributions during 2003. Active participants in the Plan were eligible to make 401(k) contributions through the use of a salary reduction plan up to a maximum of $11,000 for 2002.

As a result of the Tax Relief Reconciliation Act of 2001, a "Catch-up Contribution" provision was established to allow employees, who reach at least 50 years of age during the year, to accelerate the amount they defer up to a maximum of $12,000 for 2002. The amount deferred in excess of the annual limit is not eligible to receive a company match. This provision was effective January 1, 2002. During 2002, 24 employees accelerated their deferrals resulting in additional contributions of $23,589.

As directed by participant election, contributions are invested in the Fixed Fund, the non-affiliated mutual funds, or the Allmerica Financial Corporation Stock Fund. All investment income is reinvested in the same investment vehicle and is credited to the respective participant account.

Participant loans

Loans  made  to   participants   are  secured  by  the  vested  portion  of  the
participant's account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Loan fees are not charged to participants. Interest income on participant loans totaled $50,141 and $254,966 in 2003 and 2002, respectively. Effective January 1, 2003, no new loans could be initiated by participants.

Distributions and vesting provisions

At December 31, 2002, all employer contributions for participants became 100% vested, pursuant to the Plan's partial termination (see Note 4 - Plan partial termination). Prior to the Plan's partial termination, vested account balances were payable in the event of retirement, death, or separation from service (including disability) as defined in the Plan document. After the Plan's partial termination, account balances are payable at the request of the participant. Distributions to participants are payable either through a lump sum payment or through periodic payments. If a lump sum distribution is elected, the participant has the option of taking the AFC Stock Fund in-kind.

The amounts vested at December 31, 2003 and 2002 were $32,364,505 and $70,810,360, respectively. Unvested amounts in 2002 relate to forfeited employer contributions of terminated participants who generally have withdrawn their funds from the Plan and whose forfeited balances were not yet used to offset employer contributions.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

Note 2 - Significant accounting policies


Significant   accounting  and  reporting  policies  followed  by  the  Plan  are summarized as follows:

Basis of presentation

The accompanying financial statements have been presented on the accrual basis of accounting, in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of those estimates.

Valuation of investments

The Fixed Fund is held in the Sponsor's general account and provides for guaranteed rates of interest reset annually. The credited interest rates were 1.85% and 3.36% for monies invested during 2003 and 2002, respectively. The average rate of return for the Fixed Fund for the years ended December 31, 2003 and 2002 were 4.22% and 5.41%, respectively.

The insurance contracts underlying the Fixed Fund of the Plan are fully benefit-responsive and are therefore exempt from fair value accounting for certain contracts under the provisions of Statement of Position 94-4, Reporting Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans. As such, these investments are recorded at contract value, which approximates fair value at December 31, 2003 and 2002.

Investments in non-affiliated mutual funds are priced using the end of day fair market value of the underlying funds as recorded by State Street Bank and Trust Company, which are based on the published net asset values of the funds. The investment returns of the non-affiliated mutual funds of the Sponsor were as follows:

                                           Year Ended            Year Ended
    Non-Affiliated Mutual Funds         December 31, 2003     December 31, 2002
    ---------------------------         -----------------     -----------------

 Fidelity Advisor Equity Income Fund        29.16 %               (15.20)%
 Dreyfus Cash Management Plus Fund           0.84 %                 1.59 %
 SSgA S&P 500 Index Fund                    28.59 %               (22.34)%
 Putnam Vista Fund                          33.39 %               (30.67)%
 Dreyfus Premier Core Bond Fund              7.32 %                 5.88 %
 CRM Small Cap Value Fund                   48.33 %               (17.83)%
 Alliance Bernstein Premier Growth
 Institutional Fund                         22.68 %               (30.81)%
 TCW Galileo Small Cap Growth Fund          48.78 %               (47.50)%
 MFS High-Income Fund                       22.76 %                 0.76 %
 Berger International Core Fund*           (11.39)%               (19.56)%

*The Berger International Core Fund was liquidated as of March 31, 2003, due to a reorganization by Berger's parent company. The return for the year ended December 31, 2003 represents the return recognized for the three months ended March 31, 2003, which is the period in which the Plan had assets invested in the fund.

Due to participant-directed investment activity, actual investment returns experienced by the participants in the Plan may differ from those displayed in the above fund returns.

The AFC Stock Fund is stated at fair value as determined by quoted market prices of both AFC common stock and cash equivalents held in the Fund. The average investment return for 2003 and 2002 was 190.75% and (75.34)%, respectively.

Participant loans are valued at their outstanding values, which approximate fair value.

Purchases and sales of securities are accounted for as of the trade date. Dividends are recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Net appreciation (depreciation) on the fair value of investment includes realized gains and (losses) and unrealized appreciation (depreciation) of the investments.

Other assets

Other assets represent the value of individual annuities purchased from the Sponsor and the annual interest earned plus the cash surrender value of life insurance contracts held within the Plan.

Administrative expenses

Hewitt Associates LLC maintains agreements with certain non-affiliated mutual funds and for such agreements receives a portion of certain asset-based fees (12b-1 fees) charged by the fund. These fees are calculated based on the average daily asset value of Plan assets in each respective fund. These fees are used to reduce charges by Hewitt Associates LLC to the Sponsor for certain administrative and professional services.

Fees to State Street Bank and Trust for trustee related services are voluntarily assumed and paid directly by the Sponsor. The Sponsor pays all other expenses incurred in the administration of the Plan.

Payments of Benefits

Benefits are recorded when paid.

NOTE 3 - Federal income taxes

The Internal Revenue Service has determined and informed the Sponsor by a letter dated July 10, 2002, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 4 - Plan partial termination

The Plan provides that in the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by the Sponsor, each affected participant's interest in the Plan's assets as of the termination date shall become 100% vested and nonforfeitable. As such, in accordance with Plan provisions, the Sponsor has vested all affected agents 100% as of December 31, 2002, including previously terminated agents whose non-vested account balances had not been forfeited by December 31, 2002. In addition, upon termination of the Plan, the assets become either payable to the participant or applied to purchase a nonforfeitable retirement annuity at the participant's option.

As a result of the termination of all agent contracts, there will be no future agent or Sponsor contributions to the Plan. For the agents' current balances, each agent has the option to roll over their funds to another qualified plan or individual retirement account, receive a distribution, or remain in the Plan until such time that the Plan is fully terminated. For those accounts that remain in the Plan, each agent has the ability to continue to monitor and direct their funds, in accordance with Plan provisions.

NOTE 5 - Other matters

Effective January 1, 2003, certain agents became employees of the Company. The AFC Board of Directors approved eligibility for immediate participation in the Employees' 401(k) Matched Savings Plan for these former agents.

During 2002, certain employees became agents of the Company. This resulted in the transfer of $202,916 from The Allmerica Financial Employees' 401(k) Matched Savings Plan to the Plan. There were no assets transferred between plans during 2003.

NOTE 6 - Subsequent events

During the first five  months of 2004,  there  have been  participant  initiated
withdrawals  of   approximately  $8  million,   primarily   resulting  from  the
aforementioned termination of agent contracts.

On June 22, 2004, the Board of Directors of First Allmerica Financial Life Insurance Company voted to terminate the Plan as a result of the aforementioned termination of Agent contracts. Pending approval from the IRS, the Sponsor is developing a plan regarding the timing and the distribution of Plan assets.

The Allmerica Financial Agents' Retirement Plan
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
At December 31, 2003
--------------------------------------------------------------------------------

           Identity of                      Description of                Shares or
              Issue                          Investments                    Units        Current Value
Investment with First
Allmerica Financial
Life Insurance Company**:

    Fixed Fund                       Group annuity contracts with                        $ 3,607,260 *
                                     interest rates from 1.85% to
                                     5.90%

Investments with non-affiliated
mutual funds:

    Fidelity Advisor Equity          Diversified portfolio of mid- to     286,781          7,490,730 *
    Income Fund                      large-cap value companies.

    Dreyfus Cash Management Plus     Short-term money market fund         453,071          5,905,727 *
    Fund                             that invests primarily in
                                     high-quality domestic and
                                     foreign U.S. Dollar denominated
                                     money market instruments.

    SSgA S&P 500                     Common stocks which comprise S&P     234,820          4,311,296 *
    Index Fund                       500 Composite Stock Index

    Putnam Vista Fund                Growth oriented, mid-cap fund        265,929          2,124,769 *
                                     with domestic focus.


    Dreyfus Premier Core Bond        Broad-based, intermediate-term       185,140          2,101,767 *
    Fund                             bond fund designed to offer
                                     diversified exposure to the
                                     domestic fixed-income market.

    CRM Small Cap Value Fund         Small-cap fund focused on long        72,837          1,775,030 *
                                     term capital appreciation by
                                     investing in value oriented
                                     securities.

    Alliance Bernstein Premier       Large-cap growth fund investing      197,124          1,770,177 *
    Growth Institutional Fund        in companies with above average
                                     earnings growth.

    TCW Galileo Small                Small- to mid-cap aggressive          52,197            765,737
    Cap Growth Fund                  growth fund

The Allmerica Financial Agents' Retirement Plan
Form 5500, Schedule H, Line 4i (continued)
Schedule of Assets (Held at End of Year)
At December 31, 2003
--------------------------------------------------------------------------------

          Identity of                      Description of                 Shares or
              Issue                          Investments                    Units        Current Value

    MFS High-Income Fund           Portfolio that seeks high               21,705            261,488
                                   current income by investing in
                                   higher yielding, lower rated
                                   debt of financially weaker
                                   companies

Allmerica Financial Corporation
Stock Fund**:
    Allmerica Financial            Common stock traded on the New
    Corporation Stock              York Stock Exchange                                     1,857,274 *

    Cash and equivalents                                                                      82,439

Participant loans                  Interest rates from 5.75% to                              182,815
                                   10.50%

Total investments                                                                         32,236,509

Other receivables                                                                            127,996
                                                                                       -------------
Total assets held at
 end of year                                                                           $  32,364,505
                                                                                       =============




 * Amount represents five percent or more of net assets available for benefits. ** Represents party-in-interest.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         THE ALLMERICA FINANCIAL
                         AGENTS' RETIREMENT PLAN
                         -----------------------
                         (Name of Plan)

                         /s/ Barbara Z. Rieck
                         ---------------------
                         Plan Administrator: First Allmerica Financial Life Insurance Company by Barbara Z. Rieck Manager of Retirement Services


                         June 24, 2004

Exhibit Index

Exhibit 23.1  Consent of Independent Registered Public Accounting Firm


                                       13